Exhibit 3.20

STATE OF DELAWARE
CERTIFICATE OF CORRECTION

ActiveCare, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

1.	The name of the corporation is ActiveCare, Inc.

2.   A Certificate of Amendment to the Certificate of Incorporation was filed on November 1, 2016 with the Secretary of State of Delaware and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3. The inaccuracy or defect of said Certificate is: The amendment to the Certificate of Incorporation filed on November 1, 2016 incorrectly states that the Company's 1 for 500 reverse stock split occurred upon filing of such amendment.  We are correcting the foregoing amendment to reflect that such reverse stock split is to become effective upon the Corporation's receipt of written notice from the Financial Industry Regulatory Authority (FINRA) that the Corporation's request to process documentation with respect to the aforementioned reverse stock split pursuant to FINRA Rule 6490 has occurred.

4. The Certificate is corrected to include the following as the new the final paragraph of ARTICLE V of the Certificate of Incorporation:

"Upon the Effective Date (as defined below) of this Certificate of Amendment to the Certificate of Incorporation, each five hundred (500) shares of Common Stock of the Corporation issued and outstanding, without further action, will be automatically combined into and become one (1) share of fully paid and nonassessable Common Stock of the Corporation (the "Reverse Stock Split").  The Reverse Stock Split shall be effective upon the Corporation's receipt of written notice from the Financial Industry Regulatory Authority (FINRA) that the Corporation's request to process documentation with respect to the Reverse Stock Split pursuant to FINRA Rule 6490 has occurred (the "Effective Date").  No fractional shares shall be issued upon the Reverse Stock Split; rather, each fractional share resulting from the Reverse Stock Split shall be rounded up to the nearest whole number.  Each outstanding stock certificate of the Corporation, which prior to the Effective Date represented one or more shares of Common Stock, shall immediately after such Effective Date represent that number of shares of Common Stock equal to the product of (x) the number of shares of Common Stock represented on such certificates divided by (y) five hundred (500) (such adjusted shares, the "Reclassified Shares"), with any resulting fractional shares rounded up to the nearest whole share as set forth above.  Any options, warrants or other purchase rights, which prior to the Effective Date represented the right to acquire one or more shares of the Corporation's Common Stock, shall immediately after such Effective Date represent the right to acquire one (1) share of the Corporation's Common Stock for every five hundred (500) shares of the Corporation's Common Stock that such option, warrant or other purchase right previously represented the right to acquire.  The exercise price of such options, warrants and purchase rights shall be adjusted by multiplying the existing exercise price by five hundred (500).

The number of authorized shares of Common Stock of the Corporation and the par value of such shares will not be affected by this Certificate of Amendment.

The Corporation shall, upon the request of each record holder of a certificate representing shares of Common Stock issued and outstanding immediately prior to the Effective Date, issue and deliver to such holder in exchange for such certificate a new certificate or certificates representing the Reclassified Shares.

IN WITNESS WHEREOF, said corporation has caused this Certificate of Correction this 12th day of January, 2017.

By:___/s/ Jeffrey Peterson__________________
      Authorized Officer

Name:__Jeffrey Peterson___________________
          Print or Type

Title:___Chief Executive Officer_____________